Issuer Free Writing Prospectus Dated February 2, 2021 Filed Pursuant to Rule 433 Relating to Preliminary Prospectus Dated January 15, 2021 Registration Statement No.333 - 233745 Global Internet of People, Inc. Sole Book Running Manager

Th F is o p r r w ese a n r ta d ti - on Lo in o clu k d i e n s g sta S te t m a en t t e s m tha e t n ar t e s , or may be deemed, “forward - looking statements“. In some cases these forward - looking statements can be identified by the use of forward - looking terminology, including the terms ”believes,” “estimates,” “anticipates,” expects,“ ”plans,“ intends,” “may,” “could,” “might,” “will,” “should,” “approximately,” “potential,” or in each case, their negative or other variations thereon or comparable terminology, although not all forward - looking statements contain these words . They appear in a number of places throughout this presentation and include statements regarding our intentions, beliefs, projections, outlook, analyses or current expectations concerning, among other things, the enterprise services and knowledge sharing markets in China, the prospects of our Member service and Enterprise service businesses as stated herein . By their nature, forward - looking statements involve risks and uncertainties because they relate to events, competitive dynamics, and regulatory developments and depend on the economic circumstances that may or may not occur in the future or may occur on longer or shorter timelines than anticipated . Although we believe that we have a reasonable basis for each forward - looking statement contained in this presentation, we caution you that forward - looking statements are not guarantees of future performance and that our actual results of operation, financial condition and liquidity, and the development of the industry in which we operate may differ materially from the forward - looking statements contained in this presentation as a result of, among other factors, the factors referenced in the “Risk Factors” section of the prospectus contained in the registration statement on Form F - 1 initially filed with the Securities and Exchange Commission (the “SEC”) on September 13 , 2019 as amended thereafter, for our proposed initial public offering (the "Registration Statement") . In addition, even if our results of operations, financial conditions and liquidity, and the development of the industries in which we operate are consistent with the forward - looking statements contained in this presentation, they may not be predictive of results or developments in future periods . Any forward - looking statement that we make in this presentation speaks only as of the date of such statement, and we undertake no obligation to update or revise publicly any of the forward - looking statements after the date hereof to conform the statements to actual results or changed expectations except as required by applicable law . You should read carefully the factors described in the "Risk Factors" section of the prospectus contained in the Registration Statement to better understand the risks and uncertainties inherent in our businesses and any forward - looking statements .

Free Writing Prospectus Statement This free writing prospectus relates to the proposed public offering of ordinary shares of Global Internet of People, Inc . (the “Company”) and should be read together with the Registration Statement filed by the Company with the SEC for the offering to which this presentation relates and may be accessed through the following web link : https://www.sec.gov/Archives/edgar/data/1780731/000121390021002467/0001213900 - 21 - 002467 - index.htm The Registration Statement has not yet become effective . Before you invest, you should read the prospectus in the Registration Statement (including the risk factors described therein) and other documents we have filed with the SEC in their entirety for more complete information about us and the offering . You may get these documents for free by visiting EDGAR on the SEC Web site at http : //www . sec . gov . Alternatively, we or our underwriter will arrange to send you the prospectus if you contact ViewTrade Securities, Inc . , via email : IB@viewtrade . com or standard mail at ViewTrade Securities, Inc . , 7280 W . Palmetto Park Road, Suite 310 , Boca Raton, Florida 33433 , Attn : Prospectus Department, or contact the Company, via email : IR@sdh 365 . com . Industry and Market Data In this presentation, we rely on and refer to information and statistics regarding the sectors in which we compete and other industry data . We obtained this information and statistics from third - party sources, including reports by market survey companies and other sources . We have supplemented this information where necessary with our own internal estimates, taking into account publicly available information about other industry participants and our management’s best view as to information that is not publicly available .

Proposed Offering Terms Issuer Global Internet of People, Inc. Securities Ordinary Shares Nasdaq Capital Market Symbol SDH Pre - Offering Shares Outstanding 16,800,000 Proposed Shares Offered 5,600,000 ※ Post - Offering Shares Outstanding 22,400,000 ※ Offering Price per Share $4.00 to $5.00 Proposed Offering Size $22,400,000 to $28,000,000 ※ Estimated Use of Proceeds 1. Content providing (both in - house and third - party providers) 30% 2. Software and hardware upgrading 20% 3. Marketing, brand building, and sales 20% 4. Personal training and recruitment 5% 5. Acquisition of knowledge sharing providers and consulting companies 25% Underwriter ViewTrade Securities, Inc ※ Assumes no exercise of the underwriters’ over - allotment option to purchase up to 840,000 additional ordinary shares.

C o m p a n y A know O led v ge e sh r a v rin i g e a w nd enterprise service platform: Started operation in 2014 and launched the knowledge sharing service platform on our mobile APP in 2016 2014 as of September 2020 1,467 Members; 5.49 Million Users as of September 2020 $6.51 Million Revenue for 1H FY2020* 550 Mentors as of September 2020 • Headquartered in Beijing and Shanghai, China • Primarily focus on operation of a knowledge sharing and enterprise service platform via mobile application and through local centers • As of September 2020, provided 1,467 Members and 5.49 million Users with Member Services and Enterprise Services in 51 local centers in 35 cities in China • Number of Users: increased from 800K as of December 2017 to 5.49 million as of September 2020; number of Members: increased from 139 as of May 2016 to 1,467 as of September 2020 • Certified as a national high - tech enterprise, which affords Global Mentor Board (Beijing) Information Technology Co., 998 Experts 7.5 6% 4 9 .03% 1 8 .47% 3.0 6% 2.9 4% 1 8 .74% 0.2 0 % Ltd. (“SDH”) a favorable tax rate of 15% Revenue Breakdown (1H F Y 2 0 M 2 e 0 m ) ber Services Enterprise Tailored Services Enterprise Sp on sor s hip Advertising Services * FY ends December 31 1 See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments maybe speculative, liquid and there is a risk of loss.

Industry Peers See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments maybe speculative, liquid and there is a risk of loss. 2

Milestone

师董会 Global Mentor Board

2014.12
Global Mentor Board (Beijing) Information Technology Co., Ltd. ("SDH") incorporated, formerly known as Huatai Yihe

2016.5
SDH APP launched

2016.7-11
贵州茅台集团 KWEICHOW MOUTAI GROUP
杉杉股份 Shanshan
Organized several study tours in well-known enterprises such as Kweichow Moutai Group, Ningbo Shanshan Co. Ltd. etc.

2017.6
Video program "Haiping's Meeting Room" debuted

2017.10
Certified as High-Tech Enterprise

2017.12
SDH APP downloaded by 800K users

2018.6-12
Conversion base of science and technology achievement
GMB Regional Economic Accelerator

2019.12
FY19 Revenue and Net Income recorded highs of $17.9 million and $9.7 million, respectively, since the business inception

2020.9
More efforts to grow online services
Released 100-200 online courses and programs each month and had 5,000-15,000 online streaming session each week
Provided total of 8,860 paid online courses and programs

Users increased to 5.49M
Members increased to 1,467
Experts increased to 998
Mentors increased to 550
Each episode of "Haiping's Meeting Room" received 7 to 14 million visits

See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments maybe speculative, liquid and there is a risk of loss.

3

C o r p o rate S t r u ct u re See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments maybe speculative, liquid and there is a risk of loss. 4

Senior Leadership



Haiping Hu
Chairman & CEO

- 20 years of experience as founder and executive and a well-known entrepreneur in China, nicknamed "General Hu Haiping on Horseback"
- CEO and Chairman of SDH since 2014
- CEO and Vice Chairman of Shanshan Holdings Co., Ltd from 2004 to 2018
- Since 2002, Shanshan Holdings Co., Ltd. has ranked among the top 500 Chinese companies in successive years
- BS in Chemical Automation and MS in Chemical Engineering from Zhejiang University.



Chao Liu
CFO

- CFO of the Company since 2019 and CFO of SDH since January 2016
- Head of the accounting department of Beijing Meanfang Institute of Physics and Technology, Beijing Meanfang Spectrum Technology Co., Ltd. and Beijing Zhongchuang Technology Co., Ltd. from 2012 to 2015
- Comptroller of Beijing Hongri Dongsheng Decoration Co., Ltd. and Beijing Sunshine Season Network Technology Company from 2008 to 2015
- Studied Finance at Beijing Language and Culture University and has a strong understanding of international accounting and tax policies



Haiwei Zuo
Director

- Director of the Company since February 2019 and Vice Chairman of SDH since December 2014
- Dean of Beijing Huatai Weiye Management Science and Technology Research Institute from 2013 to 2014
- CEO of Beijing Naked in Frontier Cultural Exchange Co., Ltd. from 2009 to 2013
- Studied Business Administration at China Agricultural University



Chenming Qi
COO

- COO and director of SDH since July 2017
- Vice President of the sales division of 360 Enterprise Security Group From 2014 to 2017
- Co-founder of Netgod Information Technology (Beijing) Co., Ltd and served as the VP of operations from June 2006 to May 2017
- Deputy general manager of Lenovo Information Security Division from April 2004 to June 2006
- Tianjin University with a MS in Precision Instrument Engineering

See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments maybe speculative, liquid and there is a risk of loss.

5

Independent Director Nominees

师董会 Global Mentor Board

Mr. John G. Nossiff

Independent Director Nominee

- Over 25 years of experience advising leadership teams of small to middle market, growth-stage organizations
- Founded the Nossiff Law Firm LLP and has served as the firm's managing partner since March 2007
- Served as an equity partner at Brown Rudnick LLP's Corporate and Securities Practice Group from January 1993 to February 2007
- Graduated Magna Cum Laude from Boston University School of Law and earned his undergraduate degree from the University of New Hampshire with a BA in Economics

Dr. Allen J. Morrison

Independent Director Nominee

- A professor of global management at the Thunderbird School at Arizona State University since January 2015. Served as the school's CEO and Director General until June 2018 at Thunderbird.
- Served as a professor at the International Institute for Management Development (IMD) in Lausanne, Switzerland from July 2012 to December 2014. Served as the Kristian Gerhard Jebsen Chair of Responsible Leadership and Director of the IMD Global CEO Center.
- Served as professor at a number of business schools, including INSEAD in Singapore and the U.S.A. from July 2008 to July 2012, IMD in Lausanne, Switzerland from July 2004 to June 2008, the Richard Ivey School of Business in London, Ontario from July 1998 to June 2004.
- Graduated with a Doctor of Philosophy degree from the University of South Carolina, MBA degree from the Richard Ivey Business School, University of Western Ontario

Mr. Ligang Lu

Independent Director Nominee

- Auditor director and group supervisor of Shanshan Holdings Co. Ltd. since January 2011
- Audit manager and chief financial officer of Hebei Hualong Riqing Noodle Industry Group Co., Ltd. from January 2003 to January 2011
- Audit office director of Sinosteel Xingji Group from September 1990 to January 2003
- BS in Financial Auditing and Accounting from Hebei University of Economics and Business
- Certified Internal Auditor ("CIA") by International Registered Institute of Internal Auditors (USA)

See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments maybe speculative, liquid and there is a risk of loss.

6

Our Knowledge Sharing Ecosystem



Education
Mentorship System
Investment
Membership System
Service System
听禾传媒 Voice Of Seedlings
师董咨询 Global Mentor Consulting
领听 LINGTING
Mentor Courses
Mentor Q&A
Webcast & Activities
Mentors
Experts
Members
Online Services
Offline Services
Investment
Entrepreneur Training
Intermediary Services
Mutual Support
Channel System
Transaction

See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments maybe speculative, liquid and there is a risk of loss.

7

Our Services Offline 8 Member Services Three tiers of membership services, Platinum, Diamond and Protégé for the right to participate in 7 activities including study tours and forums in one - year membership period Customized Enterprise Services • Enterprise Comprehensive Tailored Services Conference and salon organization Booth exhibition services On - site mentor’s guidance Other additional services • Sponsorship Advertising Services Sponsorship advertising services for our enterprise clients at events we organize such as forums and study tours • Consulting Services Corporate reorganization, product promotion and marketing, industry supply chain integration, corporate governance, financing and capital structuring for SME clients Other Services • Study tours and forums provided to non - members • Sales of merchandises such as Chinese tea, latex pillows, gift cards, etc. See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments maybe speculative, liquid and there is a risk of loss.

SDH Mobile APP The SDH APP was Launched in May 2016, and runs on both IOS and Android devices • Users purchase top - up credits on our APP to pay for Q&A sessions and providers set their own fees for Q&A Sessions . • Approximately 90 % or 8 , 860 online courses and programs require fees to access while the remaining 1 , 020 , or 10% , are free for our Users • Our APP has approximately 100 registered Users in North America and 10 Mentors in the United States • 29 computer software copyrights with the Copyright Protection Centre of China, in connection with the development of our APP SDH APP Users, Mentors & Experts • Users increased from approximately 800 , 000 in December 2017 to approximately 5 . 49 M in September 2020 • 550 Mentors, 998 Experts, and a team of professional consultants as our knowledge sharing providers • Based on common interest to share and gain knowledge, our platform cultivates and maintains a long - term mutually beneficial relationship with everyone on our platform Services offered via APP • Questions and Answers (“Q&A”) Sessions • Streaming of audio and video courses and See offer p in ro g g d r o a c m um s ents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments maybe speculative, liquid and 9 there is a risk of loss.

Our Online Services

师董会 Global Mentor Board

We provide our Users two main services on the APP: (1) Q&A Sessions and (2) Online Streaming of Courses and Programs.

- ## Q&A Sessions

Our Mentors and Experts, as providers, are available to answer questions and share valuable personalized guidance and advice in a wide range of fields, including business management, health care, beauty, financial services, education, etc.

Our APP completed a total of **9,425 Q&A sessions**, and had **1,194 views** to shared Q&A sessions daily, as of September 30, 2020

- ## Online Streaming of Courses & Programs

5,144 audio and 4,736 video courses and programs available for streaming on our APP, as of September 2020

The majority of the courses and programs are business-oriented, which cover subjects such as entrepreneurship development, financial service, corporate governance, team management, marketing strategy, etc.

Each episode of Haiping's Meeting Room Online visits (as of September 30, 2020)

7-14 Million

Views of Online Courses (as of September 30, 2020) :

- Large Micromarketing Trends 735K
- The Metamorphosis of Growth 218K
- Principal Hong's Investment Course 309K
- Duplicable Leadership Ability 411K
- Leadership and Training Systems 295K
- Negotiation Strategies 623K
- Secret for Achieving Enterprise Multiple Growth 594K
- Business Model by Tao Jin – First Season 688K

SDH APP Users as September 2020

5.49M

See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments maybe speculative, liquid and there is a risk of loss.

10

Our Service Providers

师董会
Global Mentor Board



- *Our Mentors are prestigious leaders of their industries*
- *Our Experts are skilled and qualified in their specialized fields to provide advice and guidance to our Users*
- *Our team of consultants are professionals with industrial experiences of more than five years*
- Our providers (Mentors, Experts and consultants) are successful entrepreneurs, scientists, investors, and professionals with qualifications and achievements in major industries such as finance, energy, health care, technology, manufacturing and academia

Our Representative Mentors



Haiping Hu
Chairman, Global Internet of People, Inc.
Former Vice Chairman, Shanshan Group



Zhengming Feng
MD of Softbank China Venture Capital



Yang Wang
Cybernaut Investment Group
Former Vice President of IBM Global, GM of IBM CDL



Ning Li
Vice Chairman Viva China Holdings
China's "Prince of Gymnastics"



Yanshi Jin
The "Most Influential People Award" for 20 years, the "First Financial Economics" Financial figures of the year in 2010



Weigang Wang
Chairman of the board of Nuode Investment Co., Ltd.

......

See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments maybe speculative, liquid and there is a risk of loss.

11

Competitive Strength

师董会
Global Mentor Board

Our founder and CEO, Mr. Haiping Hu, has extensive leadership experience and is a well-known entrepreneur in China

- “China’s Top 10 Outstanding CEOs” and was on the cover of Wealth and Business Watch Magazine in 2016
- Led transformation of Shanshan Group from a traditional clothing manufacturer into an energy company ranked within the top 500 largest companies in China since 2002
- Hosts several learning programs for streaming on our APP


商业观察
BUSINESS OBSERVATION
胡海平再出征



Our service providers bring a wealth of knowledge readily accessible to our Users, Members and enterprise service clients

- Our knowledge sharing providers include approximately 550 Mentors, 998 Experts and a team of professional consultants, as of September 2020
- Our Mentors are experienced leaders of successful well-known companies as well as outstanding professionals in their specialized fields
- Our Experts are skilled and qualified in their specialized fields to provide advice and guidance to our Users

Our rich offering combining both online and offline services

- Our APP allows Users access to Mentors and Experts through dedicated Q&A Sessions online
- Members can also participate in many offline activities and events that afford them opportunities to connect, learn and share with Mentors, Experts, and other Members





Our platform builds long-term mutually beneficial relationships with our clients

- We are capable of cultivating and maintaining a long-term mutually beneficial relationship with participants on our platform
- We have also been successful in offering customized enterprise services to our existing Members and Users

See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments maybe speculative, liquid and there is a risk of loss.

12

Growth Strategy

师董会 Global Mentor Board

Our mission is to become a leading knowledge sharing and enterprise service platform

Service Providers Increase

- Add more qualified Mentors and Experts from more diversified backgrounds, such as beauty, health, fashion, and parenting
- Expand our reach to potential Clients interested in seeking information and advices in the fields that tend to attract larger numbers of targeted audiences

Improvement of Online Services

- Expand the catalogue of our video and audio courses and programs for streaming on our APP
- Develop new services on our APP, such as “Wisdom Shop” and “Live video Q&A”, both are designed to assist Users gain knowledge through interactions with Mentors
- Continually improve the usability of our APP to offer better User experiences

Service Offerings Diversification

- Target regional government entities as our strategic partners in recruiting local enterprises to join our platform
- Start a number of initiatives to promote our brands and expand services in the U.S.

Brand Building

- Build our brands through large-scale offline activities where we regularly invite celebrities, well-known entrepreneurs and business leaders, who tend to attract media attention that bring us more exposure to the general public
- Build and strengthen our brands by providing excellent customer services

See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments maybe speculative, liquid and there is a risk of loss.

13

Industry Overview

Market Size of Enterprise Service by Revenue in China (2014-2024E)



Billion RMB
CAGR 2014-2019 2020E-2024E
Market Size 8.4% 8.5%
350
300
250
200
150
100
50
0
141.3
156.4
173.1
188.9
198.3
211.0
218.1
234.6
253.8
275.5
301.8
2014
2015
2016
2017
2018
2019
2020E
2021E
2022E
2023E
2024E

Source: Frost & Sullivan Report

- Enterprise service refers to consulting and training services provided to clients with the aim of helping clients develop business strategies and solutions
- From 2014 to 2019, revenue of enterprise service market in the PRC experienced a steady growth from approximately US$20.5 billion in 2014 to approximately US$30.6 billion in 2019, representing a Compound Annual Growth Rate ("CAGR") of approximately 8.4%
- Revenue of enterprise service market participants is projected to rise at a CAGR of approximately 8.5%, attaining approximately US$43.7 billion by the end of 2024 supported by the further integration with knowledge sharing market and rapid development of knowledge sharing platform

Trading Volume of Knowledge Sharing Market in China (2014-2023E)



Billion RMB
CAGR 2014-2019 2020E-2024E
Trading Volume 99.7% 40.3%
1,800
1,500
1,200
900
600
300
0
9.6
20.0
61.0
138.2
235.3
306.3
421.9
596.4
833.7
1,162.7
1,636.2
2014
2015
2016
2017
2018
2019
2020E
2021E
2022E
2023E
2024E

Source: State Information Center, Frost & Sullivan Report
Note: Trading volume of knowledge sharing market includes revenue of knowledge sharing platforms, income of content creators, and other monetization income that is generated through knowledge sharing

- Total trading value of knowledge sharing market in the PRC grew dramatically from approximately US$1.4 billion in 2014 to approximately US$44.4 billion in 2019, representing a CAGR of approximately 99.7% during the period
- Knowledge sharing market in the PRC is expected to record approximately US$237.2 billion by the end of 2024, with a CAGR of approximately 40.3% from 2020, supported by growth of disposable income and decentralization of content production
- The increasing demands for high-quality knowledge products, services and rising education levels of consumers are market drivers

See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments maybe speculative, liquid and there is a risk of loss.

14

Investment Highlights Growing Market Demand Increasing demand for information and knowledge, driven by generally favorable macroeconomic environment, ever - changing tech nology in n o v ation and bus i ness opportunities Proven Operating Ecosystems Offering enterprise services and knowledge sharing services with a sophisticated operating system combined with online APP and offline activities, 550 Mentors, 998 Experts and 1 , 467 Members, with approximately 5 . 49 million Users as of September 2020 Sustainable Growth Potentials Strong balance sheet with $ 9 . 4 million in cash and cash equivalents (as of 12 / 31 / 19 ) ; revenues increased by 12 . 2 % to $ 6 . 5 million in 1 H 20 , and 32 % to $ 17 . 9 million in FY 19 ; net income was $ 2 . 2 million in 1 H 20 vs . $ 2 . 1 million in 1 H 19 and was $ 9 . 4 million in FY 19 vs . $ 7 . 7 million in FY 18 ; net margin of 52 % and 34 % in FY 19 and 1 H 20 , respectively ; the n u mb e r of Use r s incr e as e d fr o m 8 0 0K in CEO is a Well - Known Chinese Entrepreneur Our founder and CEO, Mr . Haiping Hu, has extensive leadership experience and is a well - known entrepreneur in China, He was voted as “China’s Top Ten Outstanding C S E tr O o s n ” g by M C u H tu IN a A lly CE B O en FO ef R ic U i M al in 2010 . Relationship With the Service Providers and the Clients W e cul t i v ate a nd mainta i n a l ong - t e rm mutually beneficial relationship with Users, Members, Mentors and Experts on our platform ; total revenue of $ 15 . 2 million and $ 4 . 6 million from enterprise services in FY 19 and 1 H 20 , respectively, and 0 . 79 million new Users joined us by referral of e R x o is a t d in m g a M p em fo b r e F rs ut a u n r d e U E s x er p s a d n u s r i i o n n g s 2019 We plan to continuously develop new online and offline services to attract and bring value to our service providers, Users, Members, and shareholders . 15 See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments maybe speculative, liquid and there is a risk of loss. December 2017 to 5.49 million in September

Key Operating Metrics 1 , 099 5 , 281 2 , 525 1 , 129 492 488 4 , 733 5 , 733 2 , 091 3 , 190 139 2, 5 20 8, 2 88 2, 0 02 1, 2 01 1, 1 89 199 8 12 191 0 0 1 , 219 6 26 5 290 204 0 793 66 123 5 5 2 13 13 0 2 0 00 4 0 00 6 0 00 8 0 00 1 0 000 1 2 000 1 4 000 1 6 000 1 8 000 2 0 000 FY17 FY18 FY19 1H19 1H20 Revenue from Offline and Online Services (US$ Thousands) * FY ends December 31 See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments maybe speculative, liquid and there is a risk of loss. 16 Member Services Enterprise Tailored Services Enterprise Sponsorship Advertizing Services Enterprise Consulting Services Online Services Sales of Merchandises Other Services

Financial Highlights * FY ends December 31 $17.9 Million ▪ Revenue increased by 32.4% YoY to US$17.9 million in FY19; Net income increased by 30.4% YoY to US$9.75 million in FY19 ▪ Revenue for 1H FY20 increased by 12.2% YoY to $6.51 million ▪ Operating margin was 36% in 1H FY20 and 42.1% in 1H FY19; ▪ EPS was $0.14 and $0.13 in FY20 and FY19 Revenue F Y 19 EPS EPS Revenue (US$ Thousands) and Operating Margin (%) 1 3 ,5 3 9 1 7 ,9 2 5 5, 7 99 6, 5 06 6 4 .3% 60.1% 4 2 .1% 3 6 .0% 0.0% 10. 0% 20. 0% 30.0% 40. 0% 50. 0% 60. 0% 70. 0% 80. 0% 90. 0% 100.0% - 2,000 4,000 6,000 8,000 10,000 12,000 14,000 16,000 18,000 20,000 FY18 FY19 1H19 1H20 0.45 0. 5 8 0.13 0.14 FY18 FY19 $0.58 1H19 1H20 USD See offering documents for further risks and disclosures. There is no guarantee F t Y ha 1 t 9 an , y r sp e e s ci p fic e o c u t tc i o v m e e ly w . ill be achieved. Investments maybe speculative, liquid and there is 17 a risk of loss.

Recent Developments Related to the Covid - 19 • COVID - 19 has caused negative impact on our business and results of operations as our profit margins decreased during the first half of 2020, compared to the same period in 2019. • Due to the government restrictions, we were prevented from arranging offline activities from late January to May 2020, resulting in cancellations or postponements of study tours, forums and sponsorship advertising events, which adversely impacted the performance of our member services and enterprise services, especially sponsorship advertising services. In addition, due to widespread economic disruptions during the outbreak, demand for our consulting services to small and medium - sized enterprises was also adversely affected. • For the six months ended June 30, 2020, our revenue from member services decreased by $0.6 million or 56%, our revenue from sponsorship advertising services decreased by $0.8 million, or 40%, and revenue from consulting services decreased by $0.3 million, or 61% as compared to the same period of 2019. • To mitigate the negative impact, we shifted offline activities to online by using remote video and WeChat meeting sessions since February 2020. Accordingly, we have experienced an increasing demand for our comprehensive tailored services, which were provided to clients through online communications and conferences or video recording. Our online services also grew due to an increasing number of our APP Users. For the six months ended June 30, 2020, our revenue from comprehensive tailored services increased by $1.1 million or 53%, and our revenue from online services increased by $0.2 million, or 1,446%, as compared to the same period of 2019. We also continued to expand our new revenue stream from sale of merchandises and realized revenue of $1.2 million from sale of merchandises, which was nil for the six months ended June 30, 2019. • Since June 2020, we have resumed offline activities including study tour and forum with sponsorship advertising and we expect the aforementioned negative impact will be further mitigated since the third quarter of 2020, and gradually further mitigate in the future when the outbreak becomes more stabilized in China and other regions in the world. Nevertheless, due to the uncertainty on future developments, which cannot be predicted with confidence at this time, we are not able to assess the overall or long - term effect the outbreak may have on our financial results and business 18 S o e p e e o r ff a er t i i n o g n d s o . cuments for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments maybe speculative, liquid and there is a risk of loss.

Thanks Hotline: 400 - 991 - 9228 Thank You SDH APP WeChat Official Account Company: Haiping Hu, CEO Global Internet of People, Inc. IR@sdh365.com +86 10 82967728 Underwriter: ViewTrade Securities, Inc. IB@viewtrade.com +1 561 - 620 - 0306 The Information contained in, or accessible from, company website, SDH App or WeChat Official Account does not constitute a part of its registration statement and this representation for its proposed offering.